SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SkyePharma PLC ("the Company")

As previously disclosed in the Company's Annual Report 2002, Mr Gowrie-Smith, Executive Chairman, had agreed in principle, subject to the satisfaction of certain conditions, to the transfer of ordinary shares to his wife in contemplation of a divorce settlement.

The Company was informed yesterday that the conditions have now been satisfied, the divorce settlement has been agreed and 10,744,140 shares have been transferred for nil consideration with effect from 16 October 2003. Following the finalisation of the divorce in the near future, Mr Gowrie-Smith will cease to have a beneficial interest in these shares and his holding in SkyePharma PLC shares will then amount to approximately 1.38% of the issued share capital of the Company.

Enquiries:

SkyePharma PLC                                                                                         Buchanan Communications Ltd
Peter Laing - Director of Corporate Communications                                       Tim Anderson / Mark Court
Tel No: 020 7491 1777                                                                                  Tel No: 020 7466 5000
Sandra Haughton, US Investor Relations
Tel No: +1 212 753 5780

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   October 17, 2003